# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZTO Express (Cayman) Inc., CIK 0001677250
CUSIP: G9897K105
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, China (F4), 201708
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-17-008720
Filed by CIK 0001697828

## Reporting persons
- Jianfa Lai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 57,320,666; sole dispositive power 33,598; shared dispositive power 57,320,666; aggregate amount beneficially owned 57,354,264 (7.6% of the class)
  Comment: Represents (i) 39,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 ADSs registered in the name of Citibank, N.A., Singapore, the underlying Class A ordinary shares of which were pledged by Zto Ljf Holding Limited to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited's obligations under the loan agreement, (iii) 3,201,625 ADSs held by Zto Ljf Holding Limited, the underlying shares of which were pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to a series of agreements (and as may be further amended and supplemented from time to time, the "Forward Contract"), to secure Zto Ljf Holding Limited's obligations under the Forward Contract, (iv) 9,119,041 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited, and (v) 33,598 Class A ordinary shares held by Zto Es Holding Limited. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai may request for the disposition of those 33,598 Class A ordinary shares held by Zto Es Holding Limited. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members.
- Zto Ljf Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 57,320,666; sole dispositive power 0; shared dispositive power 57,320,666; aggregate amount beneficially owned 57,320,666 (7.6% of the class)
  Comment: See comments to Jianfa Lai's shareholding for reference.

## Item 1. Issuer
Name of issuer: ZTO Express (Cayman) Inc.
Address of issuer's principal executive offices: Building One, No. 1685 Huazhi Road Qingpu District Shanghai, F4 201708

## Item 2. Person Filing
Name of person filing:
Jianfa Lai
Zto Ljf Holding Limited
Address of principal business office or, if none, residence:
Jianfa Lai: Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People's Republic of China.
Zto Ljf Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Citizenship:
Jianfa Lai: People's Republic of China.
Zto Ljf Holding Limited: British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2026: Jianfa Lai -- 57,354,264 Class A ordinary shares; Zto Ljf Holding Limited -- 57,320,666 Class A ordinary shares. See the Reporting Person comments.
Percent of class: Jianfa Lai: 7.6%; Zto Ljf Holding Limited: 7.6%. Based on 752,268,881 outstanding ordinary shares as of September 30, 2026, comprising 546,168,881 Class A ordinary shares and 206,100,000 Class B ordinary shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,320,666
Sole power to dispose or to direct the disposition: 33,598
Shared power to dispose or to direct the disposition: 57,320,666

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 -- Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 13, 2020 by the reporting persons with the Securities and Exchange Commission)

## Signatures
- Jianfa Lai: /s/ Jianfa Lai, Jianfa Lai (11/13/2026)
- Zto Ljf Holding Limited: /s/ Jianfa Lai, Jianfa Lai, Director (11/13/2026)